Stralak
Resources Inc.

02 MAR 27 AM 8:32

US 12(g)3-2(b) exemption # **82-976**

March 12, 2002 Via First Class Mail

02028041

SUPPL

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Stralak Resources Inc.'s news release of March 12, 2002, for your records.

If you have any questions, please contact our office.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Thank you.

Yours truly,

M.N. Lapierre

STRALAK RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

dlw 3/29

106 Fielding Road • Lively, Ontario • CANADA • P3Y 1L5 • TEL. 705-682-9234 • FAX 705-682-2447 • www.stralakresources.ca • E-mail: info@stralakresources.com

NEWS RELEASE - March 12, 2002
CDNX:SRK

Stralak Reports Expiry of Option Granted in 2000 to Acquire Hard Rock Magnesite Property in B.C., and Announces New Option Grant

On November 14, 2000, Stralak Resources Inc. announced that it had granted to a private exploration company the exclusive option to purchase certain Crown-granted and unpatented hard rock magnesite mining claims located in the Fort Steele Mining Division, British Columbia, Canada. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7 million on or before December 1, 2001. The date by which the payment was required to be made was extended, but the optionee did not make the required payment, resulting in the expiry of the option.

The company is pleased to announce that it has entered into an option agreement with a private, Ontario-based exploration company, whereby the optionee has the exclusive option to acquire 16 Crown-granted and 32 unpatented hard rock magnesite mining claims located in the Fort Steele Mining Division, British Columbia, Canada, in consideration of the following:

1. The optionee must pay to the company $ 1 million (Canadian funds), in accordance with a payment schedule to be determined by mutual agreement on or before May 15, 2002, failing which the option will expire; and

2. The optionee must, upon exercise of the option, grant to the company the following production royalties:

   a. 1.0 cent per litre on all industrial magnesium chloride sold;
   b. 5.0 cents per litre on all magnesium chloride sold for retail, wholesale or residential use, evidenced by being packaged or bottled in individual containers rather than bulk;
   c. 50 cents per short ton on all metallurgical spar produced for the steel industry; and
   d. 50 cents per short ton on all other products produced, including, but not limited to, magnesium oxide and landscape stone.

Stralak Resources Inc. also reports that it is currently seeking funding in order to develop and exploit hydromagnesite properties situated in British Columbia, Canada, and for general corporate purposes.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors,

Edward J. Blanchard
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information contained herein.